UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2020

May 15, 2020

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting Office, Financial Planning Division
TEL (03) 5218-8890
General meeting of shareholders:	June 29, 2020
Dividend payment date:	June 30, 2020
Securities report issuing date:	June 29, 2020
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2020

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2020	7,299,078	9.0	1,235,770	(8.3)	528,151	(39.5)
March 31, 2019	6,697,402	10.4	1,348,043	(7.8)	872,689	(11.8)

(*)	Comprehensive income

                March 31, 2020: 271,456 million yen     (60.5) %                 ;         March 31, 2019: 686,992 million yen     (48.4) %

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2020	40.95	40.71	3.3	0.4	16.9
March 31, 2019	66.91	66.62	5.4	0.4	20.1

(Reference) Income from investment in affiliates (Equity method)

                March 31, 2020: 277,221 million yen                                    ;         March 31, 2019: 284,389 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2020	336,571,379	16,855,738	4.8	1,245.33
March 31, 2019	311,138,903	17,261,677	5.2	1,252.03

(Reference) Shareholders’ equity as of     March 31, 2020: 15,990,834 million yen;     March 31, 2019: 16,179,276 million yen

(*)   “Equity-to-asset ratio” is computed under the formula shown below

              (Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

(3)   Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2020	8,060,840	(3,368,444)	(251,664)	78,335,634
March 31, 2019	5,609,305	(5,627,546)	(484,359)	74,206,895

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2019	—	11.00	—	11.00	22.00	286,867	32.9	1.8
ended March 31, 2020	—	12.50	—	12.50	25.00	322,909	61.0	2.0
ending March 31, 2021 (Forecast)	—	12.50	—	12.50	25.00		58.4

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2021 (Consolidated)

MUFG has set an earnings target of 550.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2021. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

The COVID-19 pandemic is expected to have a further impact on our business as economic and corporate activity deteriorates and the financial market remains volatile.

At present, the timing of containment of COVID-19 cannot be forecasted and the impact of the pandemic on the real economy is still uncertain. In preparing our earnings target in profits attributable to owners of parent for the Fiscal Year ending March 31, 2021 (Consolidated), referring in part to the baseline scenario in world economic outlook which the International Monetary Fund (IMF) released in April 2020, we assumed that economic activity will gradually resume from the second quarter of the Fiscal Year ending March 31, 2021 as the spread of COVID-19 declines and that economic conditions will recover to the level of calendar 2019 around the end of calendar 2020 globally, and around the end of calendar 2021 in developed countries. However, any outlook or assumption that we referred to or used to prepare our earnings target may prove inaccurate, particularly in light of the highly uncertain circumstances in which such outlook or assumption was made, and our earnings target may be revised or differ from the actual results to a significant extent depending on the actual timing of containment of the virus and the degree of its impact on the real economy, financial markets, etc., as well as on our business operations and financial condition.

We intend to continue to monitor developments relating to the pandemic and, as necessary, revise the earnings target.

øNotes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): Yes

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2020	13,581,995,120 shares
	March 31, 2019	13,667,770,520 shares
(B) Treasury stocks:	March 31, 2020	741,363,277 shares
	March 31, 2019	745,316,531 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2020	12,897,317,425 shares
	Fiscal year ended March 31, 2019	13,042,072,097 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	5
2. Basic Views on Selection of Accounting Standards	5
3. Consolidated Financial Statements and Notes	6
(1) Consolidated Balance Sheets	6
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	8
(3) Consolidated Statements of Changes in Net Assets	11
(4) Consolidated Statements of Cash Flows	13
Notes to the Consolidated Financial Statements	15
Notes on Going-Concern Assumption
Changes in Accounting Policies
New Accounting Pronouncement
Additional Information
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2020”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 15, 2020 (Friday)
Explanation for investors and analysts:	May 20, 2020 (Wednesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2020)

Consolidated gross profits for the fiscal year ended March 31, 2020 increased 260.5 billion yen from the previous fiscal year to 3,986.3 billion yen. This was due to increases in net gains on debt securities and fees and commissions due to consolidation of our overseas investees, partially offset by a decrease in net interest income, reflecting a decline in interest rates in the United States. General and administrative (G&A) expenses for the fiscal year ended March 31, 2020 increased 154.7 billion yen from the previous fiscal year to 2,801.8 billion yen, due to increases in expenses for overseas operations because of the expansion of business and expenses for regulatory compliance purposes. As a result, net operating profits increased 105.8 billion yen from the previous fiscal year to 1,184.4 billion yen.

Total credit costs for the fiscal year ended March 31, 2020 increased 217.1 billion yen from the previous fiscal year, mainly due to the lack of reversal of allowance recorded in the previous fiscal year as well as the provisions built for some credit in light of the impact of the COVID-19 pandemic. Net gains on equity securities decreased 81.2 billion yen from the previous fiscal year, mainly due to losses on write-down of equity securities. Other non-recurring losses decreased 87.4 billion yen from the previous fiscal year, mostly due to a decrease in cost of retirement benefits. As a result, ordinary profits for the fiscal year ended March 31, 2020 decreased 112.2 billion yen from the previous fiscal year to 1,235.7 billion yen. Net extraordinary losses for the fiscal year ended March 31, 2020 increased 203.6 billion yen, mainly due to a one-time amortization of goodwill associated with our overseas investees. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2020 was 528.1 billion yen, a decrease of 344.5 billion yen from the previous fiscal year.

2

Mitsubishi UFJ Financial Group, Inc.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2020	For the fiscal year ended March 31, 2019	Increase (Decrease)
Gross profits before credit costs for trust accounts	3,986.3	3,725.7	260.5
General and administrative expenses	2,801.8	2,647.1	154.7
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,184.4	1,078.5	105.8
Total credit costs	(222.9)	(5.8)	(217.1)
Net gains (losses) on equity securities	31.3	112.6	(81.2)
Equity in earnings of equity method investees	277.2	284.3	(7.1)
Other non-recurring gains (losses)	(34.2)	(121.7)	87.4
Ordinary profits	1,235.7	1,348.0	(112.2)
Net extraordinary gains (losses)	(406.3)	(202.7)	(203.6)
Total taxes	220.8	195.5	25.3
Profits attributable to non-controlling interests	80.3	77.0	3.3
Profits attributable to owners of parent	528.1	872.6	(344.5)

(Impact of the COVID-19 pandemic on MUFG business)

The COVID-19 pandemic is expected to have a further impact on our business as economic and corporate activity deteriorates and the financial market remains volatile.

At present, the timing of containment of COVID-19 cannot be forecasted and the impact of the pandemic on the real economy is still uncertain. In preparing our earnings target of 550.0 billion yen in profits attributable to owners of parent for the Fiscal Year ending March 31, 2021 (Consolidated), referring in part to the baseline scenario in world economic outlook which the International Monetary Fund (IMF) released in April 2020, we assumed that economic activity will gradually resume from the second quarter of the Fiscal Year ending March 31, 2021 as the spread of COVID-19 declines and that economic conditions will recover to the level of calendar 2019 around the end of calendar 2020 globally, and around the end of calendar 2021 in developed countries. However, any outlook or assumption that we referred to or used to prepare our earnings target may prove inaccurate, particularly in light of the highly uncertain circumstances in which such outlook or assumption was made, and our earnings target may be revised or differ from the actual results to a significant extent depending on the actual timing of containment of the virus and the degree of its impact on the real economy, financial markets, etc., as well as on our business operations and financial condition.

We intend to continue to monitor developments relating to the pandemic and, as necessary, revise the earnings target.

3

Mitsubishi UFJ Financial Group, Inc.

	Major impact that may arise or be anticipated	Estimated impact on pre-tax profit*

Impact on net operating profits

•  Decline in foreign currency interest income due to interest rate reductions in various markets and decline in long-term interest rates

•  Decrease in assets under custody or management due to falling stock prices in various markets

Approx. (300.0) billion yen

•  Decline in new investments and business transactions by customers due to deteriorating economic activity

•  Change in consumer spending and decreased investor appetite for investment in uncertain financial markets

•  Restrictions on our business activities, etc.

Impact on credit costs and net gains (losses) on equity securities etc.

•  Increase in credit costs due to deterioration in the business performance of borrowers

•  Decline in gains (or increase in losses) on sales of securities

•  Decrease in equity earnings in equity method investees and deterioration in other non-recurring gains (losses), etc.

Approx. (300.0) billion yen

* The above figures illustrate some of the major items that we expect to affect pre-tax profit as a result of the COVID-19 pandemic. These effects as well as other COVID-19 pandemic related issues currently being considered by us have been taken into account in our earnings target for the Fiscal Year ending March 31, 2021 (Consolidated).

(Risks resulting from the COVID-19 pandemic)

Major risks that may have a material impact on investors’ decisions regarding the Group’s business, results of operations, etc. include those set forth below. These risks arise primarily from the COVID-19 pandemic continuing and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions.

•	Risk of impairment or valuation losses due to declines in market value of securities and other assets held due to financial market turmoil or stagnation

•	Risk of an increase in non-performing loans and credit costs due to deterioration in borrowers’ business performance

•	Risk of declining profits due to deterioration in the creditworthiness of counterparties in market transactions

•

Risk of declining profitability, reduction in foreign currency funding liquidity, increase in foreign currency funding costs, increase in risk assets, and decrease in customers’ assets under custody or management due to such factors as deterioration in the economy, volatility or stagnation of financial markets, and changes in monetary policies of various jurisdictions.

•

Risk of suspension of or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and incurring additional costs, including those incurred for preventive measures, as a result of the closure of some of our business locations, restrictions on travel, or measures implemented to ensure the safety of our employees or vendors.

•	Risk of temporary or longer-term suspension of or delay in all or part of our operations as a result of a concentrated group of employees or vendors being affected.

4

Mitsubishi UFJ Financial Group, Inc.

(2)   Analysis of financial condition

Total assets as of March 31, 2020 increased 25,432.4 billion yen from March 31, 2019 to 336,571.3 billion yen, and total net assets as of March 31, 2020 decreased 405.9 billion yen from March 31, 2019 to 16,855.7 billion yen. The decrease in total net assets was mainly due to decreases in non-controlling interest and net unrealized gains on available-for-sale securities.

With regard to major items of assets, loans and bills discounted as of March 31, 2020 increased 1,702.1 billion yen from March 31, 2019 to 109,114.6 billion yen and securities as of March 31, 2020 increased 1,292.6 billion yen from March 31, 2019 to 65,555.1 billion yen. With regard to major items of liabilities, deposits as of March 31, 2020 increased 7,452.2 billion yen from March 31, 2019 to 187,623.5 billion yen.

2.   Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

5

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Assets:
Cash and due from banks	74,206,895	78,335,634
Call loans and bills bought	451,668	727,598
Receivables under resale agreements	10,868,179	24,104,564
Receivables under securities borrowing transactions	2,739,363	3,464,533
Monetary claims bought	7,254,708	6,583,403
Trading assets	16,126,188	20,250,172
Money held in trust	912,961	1,046,323
Securities	64,262,463	65,555,127
Loans and bills discounted	107,412,468	109,114,612
Foreign exchanges	2,134,807	1,741,290
Other assets	12,838,412	13,900,403
Tangible fixed assets	1,335,972	1,319,789
Buildings	361,580	341,984
Land	674,285	680,425
Lease assets	15,078	19,811
Construction in progress	33,618	34,733
Other tangible fixed assets	251,409	242,834
Intangible fixed assets	1,136,530	1,498,407
Software	513,231	552,291
Goodwill	237,310	283,672
Lease assets	198	22
Other intangible fixed assets	385,790	662,421
Net defined benefit assets	824,007	712,206
Deferred tax assets	104,451	127,516
Customers’ liabilities for acceptances and guarantees	9,241,062	8,830,436
Allowance for credit losses	(711,236)	(740,641)

Total assets	311,138,903	336,571,379

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Liabilities:
Deposits	180,171,279	187,623,551
Negotiable certificates of deposit	9,413,420	7,787,524
Call money and bills sold	2,465,093	3,671,100
Payables under repurchase agreements	25,112,121	31,692,711
Payables under securities lending transactions	903,219	1,058,042
Commercial papers	2,316,338	2,162,329
Trading liabilities	11,624,122	14,067,826
Borrowed money	16,268,170	24,651,574
Foreign exchanges	2,271,145	2,223,010
Short-term bonds payable	793,999	962,295
Bonds payable	12,179,680	13,464,472
Due to trust accounts	10,282,227	9,798,688
Other liabilities	9,452,717	10,407,459
Reserve for bonuses	79,236	110,964
Reserve for bonuses to directors	689	1,446
Reserve for stocks payment	10,814	11,298
Net defined benefit liabilities	59,540	86,547
Reserve for retirement benefits to directors	1,058	1,058
Reserve for loyalty award credits	17,606	31,247
Reserve for contingent losses	265,707	206,029
Reserves under special laws	4,263	4,269
Deferred tax liabilities	829,418	754,111
Deferred tax liabilities for land revaluation	114,292	107,641
Acceptances and guarantees	9,241,062	8,830,436

Total liabilities	293,877,225	319,715,640

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,034,641	980,102
Retained earnings	10,640,655	10,855,798
Treasury stock	(516,649)	(505,518)

Total shareholders’ equity	13,300,160	13,471,894

Net unrealized gains (losses) on available—for-sale securities	2,249,231	2,066,363
Net deferred gains (losses) on hedging instruments	122,516	189,342
Land revaluation excess	167,681	158,633
Foreign currency translation adjustments	339,713	300,838
Remeasurements of defined benefit plans	(4,729)	(159,766)
Debt value adjustments of foreign subsidiaries and affiliates	4,702	(36,470)

Total accumulated other comprehensive income	2,879,115	2,518,940

Subscription rights to shares	217	59
Non-controlling interests	1,082,184	864,844

Total net assets	17,261,677	16,855,738

Total liabilities and net assets	311,138,903	336,571,379

7

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Ordinary income	6,697,402	7,299,078
Interest income	3,732,203	3,841,301
Interest on loans and bills discounted	2,353,452	2,363,562
Interest and dividends on securities	685,681	692,854
Interest on call loans and bills bought	10,050	11,125
Interest on receivables under resale agreements	122,455	222,843
Interest on receivables under securities borrowing transactions	20,833	26,707
Interest on deposits	183,081	160,027
Other interest income	356,647	364,181
Trust fees	125,385	130,829
Fees and commissions	1,523,527	1,577,596
Trading income	218,212	203,724
Other operating income	382,491	912,686
Other ordinary income	715,583	632,939
Reversal of allowance for credit losses	15,053	—
Gains on loans written-off	67,063	95,275
Others	633,467	537,664
Ordinary expenses	5,349,359	6,063,308
Interest expenses	1,809,580	1,948,484
Interest on deposits	578,379	689,461
Interest on negotiable certificates of deposit	139,687	151,788
Interest on call money and bills sold	3,885	3,471
Interest on payables under repurchase agreements	312,065	341,923
Interest on payables under securities lending transactions	3,497	2,543
Interest on commercial papers	54,655	58,751
Interest on borrowed money	60,485	69,051
Interest on short-term bonds payable	0	8
Interest on bonds payable	250,560	298,960
Other interest expenses	406,363	332,523
Fees and commissions	219,573	236,329
Trading expenses	2,046	42,267
Other operating expenses	225,052	452,903
General and administrative expenses	2,688,047	2,793,921
Other ordinary expenses	405,058	589,401
Provision for allowance for credit losses	—	130,101
Others	405,058	459,299

Ordinary profits	1,348,043	1,235,770

8

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Extraordinary gains	17,797	49,896
Gains on disposition of fixed assets	16,096	16,328
Gains on sales of shares of subsidiaries	—	31,462
Gains on step acquisitions	—	2,105
Reversal of reserve for contingent liabilities from financial instruments transactions	56	—
Gains on liquidation of subsidiaries	1,645	—
Extraordinary losses	220,513	456,223
Losses on disposition of fixed assets	9,456	14,658
Losses on impairment of fixed assets	184,692	65,786
Provision for reserve for contingent liabilities from financial instruments transactions	—	5
Losses on change in equity	15,223	21,311
Losses on sales of shares of subsidiaries	—	3,546
Losses on sales of shares of affiliates	11,140	7,546
Amortization of goodwill	—	343,368

Profits before income taxes	1,145,327	829,443

Income taxes-current	189,195	189,231
Income taxes-deferred	6,373	31,668

Total taxes	195,568	220,899

Profits	949,758	608,543

Profits attributable to non-controlling interests	77,069	80,392

Profits attributable to owners of parent	872,689	528,151

9

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Profits	949,758	608,543
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(125,622)	(221,966)
Net deferred gains (losses) on hedging instruments	63,366	71,314
Land revaluation excess	—	36
Foreign currency translation adjustments	(82,475)	(2,681)
Remeasurements of defined benefit plans	(73,141)	(154,532)
Share of other comprehensive income of associates accounted for using equity method	(44,893)	(29,257)

Total other comprehensive income	(262,766)	(337,087)

Comprehensive income	686,992	271,456

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	615,166	177,138
Comprehensive income attributable to non-controlling interests	71,825	94,317

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Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2019

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,196,803	10,064,649	(522,158)	12,880,807	2,388,234	59,360
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates			(2,723)		(2,723)	(844)
Restated balance	2,141,513	1,196,803	10,061,926	(522,158)	12,878,084	2,387,390	59,360
Changes during the period
Cash dividends			(276,249)		(276,249)
Profits attributable to owners of parent			872,689		872,689
Repurchase of treasury stock				(160,985)	(160,985)
Disposal of treasury stock		(0)		3,775	3,774
Retirement of treasury stock		(162,720)		162,720	—
Reversal of land revaluation excess			2,557		2,557
Changes of application of equity method			(20,269)		(20,269)
Changes in subsidiaries’ equity		557			557
Net changes of items other than shareholders’ equity						(138,159)	63,155

Total changes during the period	—	(162,162)	578,729	5,509	422,075	(138,159)	63,155

Balance at the end of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160	2,249,231	122,516

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	170,239	499,557	62,182	(35,743)	3,143,832	274	1,270,123	17,295,037
Cumulative effects due to revision of accounting standards for foreign subsidiaries and affiliates					(844)			(3,568)
Restated balance	170,239	499,557	62,182	(35,743)	3,142,987	274	1,270,123	17,291,469
Changes during the period
Cash dividends								(276,249)
Profits attributable to owners of parent								872,689
Repurchase of treasury stock								(160,985)
Disposal of treasury stock								3,774
Retirement of treasury stock								—
Reversal of land revaluation excess								2,557
Changes of application of equity method								(20,269)
Changes in subsidiaries’ equity								557
Net changes of items other than shareholders’ equity	(2,557)	(159,844)	(66,912)	40,446	(263,871)	(56)	(187,939)	(451,867)

Total changes during the period	(2,557)	(159,844)	(66,912)	40,446	(263,871)	(56)	(187,939)	(29,791)

Balance at the end of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677

11

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2020

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	1,034,641	10,640,655	(516,649)	13,300,160	2,249,231	122,516
Cumulative effects of changes in accounting policies			(17,550)		(17,550)
Restated balance	2,141,513	1,034,641	10,623,105	(516,649)	13,282,610	2,249,231	122,516
Changes during the period
Cash dividends			(304,543)		(304,543)
Profits attributable to owners of parent			528,151		528,151
Repurchase of treasury stock				(50,022)	(50,022)
Disposal of treasury stock		(752)		2,527	1,774
Retirement of treasury stock		(58,625)		58,625	—
Reversal of land revaluation excess			9,084		9,084
Changes in subsidiaries’ equity		4,839			4,839
Net changes of items other than shareholders’ equity						(182,867)	66,825

Total changes during the period	—	(54,538)	232,692	11,130	189,284	(182,867)	66,825

Balance at the end of the period	2,141,513	980,102	10,855,798	(505,518)	13,471,894	2,066,363	189,342

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Subscription rights to shares	Non- controlling interests	Total net assets
Balance at the beginning of the period	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,261,677
Cumulative effects of changes in accounting policies								(17,550)
Restated balance	167,681	339,713	(4,729)	4,702	2,879,115	217	1,082,184	17,244,127
Changes during the period
Cash dividends								(304,543)
Profits attributable to owners of parent								528,151
Repurchase of treasury stock								(50,022)
Disposal of treasury stock								1,774
Retirement of treasury stock								—
Reversal of land revaluation excess								9,084
Changes in subsidiaries’ equity								4,839
Net changes of items other than shareholders’ equity	(9,048)	(38,874)	(155,036)	(41,173)	(360,175)	(157)	(217,340)	(577,673)

Total changes during the period	(9,048)	(38,874)	(155,036)	(41,173)	(360,175)	(157)	(217,340)	(388,388)

Balance at the end of the period	158,633	300,838	(159,766)	(36,470)	2,518,940	59	864,844	16,855,738

12

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Cash flows from operating activities:
Profits before income taxes	1,145,327	829,443
Depreciation and amortization	322,770	330,371
Impairment losses	184,692	65,786
Amortization of goodwill	17,431	372,920
Equity in losses (gains) of equity method investees	(284,389)	(277,221)
Increase (decrease) in allowance for credit losses	(83,641)	20,148
Increase (decrease) in reserve for bonuses	(5,206)	8,086
Increase (decrease) in reserve for bonuses to directors	68	5
Increase (decrease) in reserve for stocks payment	(792)	484
Decrease (increase) in net defined benefit assets	(89,588)	49,212
Increase (decrease) in net defined benefit liabilities	1,132	4,109
Increase (decrease) in reserve for retirement benefits to directors	(30)	(0)
Increase (decrease) in reserve for loyalty award credits	(124)	12,519
Increase (decrease) in reserve for contingent losses	(51,235)	(59,390)
Interest income recognized on statement of income	(3,732,203)	(3,841,301)
Interest expenses recognized on statement of income	1,809,580	1,948,484
Losses (gains) on securities	(131,439)	(544,698)
Losses (gains) on money held in trust	837	(8,476)
Foreign exchange losses (gains)	(259,172)	847,932
Losses (gains) on sales of fixed assets	(6,639)	(1,669)
Net decrease (increase) in trading assets	(1,207,299)	(4,120,479)
Net increase (decrease) in trading liabilities	928,496	2,384,310
Adjustment of unsettled trading accounts	342,532	(240,582)
Net decrease (increase) in loans and bills discounted	116,865	(227,530)
Net increase (decrease) in deposits	3,352,158	6,503,304
Net increase (decrease) in negotiable certificates of deposit	(438,845)	(1,623,847)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	63,519	8,353,562
Net decrease (increase) in call loans and bills bought and others	(6,928,266)	(12,772,206)
Net decrease (increase) in receivables under securities borrowing transactions	6,443,287	(719,976)
Net increase (decrease) in call money and bills sold and others	7,350,286	7,697,173
Net increase (decrease) in commercial papers	149,537	(158,147)
Net increase (decrease) in payables under securities lending transactions	(7,231,076)	151,607
Net decrease (increase) in foreign exchanges (assets)	803,375	477,953
Net increase (decrease) in foreign exchanges (liabilities)	235,037	(48,568)
Net increase (decrease) in short-term bonds payable	(53,300)	168,295
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	1,288,395	704,633
Net increase (decrease) in due to trust accounts	(100,251)	(483,538)
Interest income (cash basis)	3,741,110	3,970,441
Interest expenses (cash basis)	(1,762,774)	(1,965,180)
Others	(7,248)	395,291

Sub-total	5,922,916	8,203,259

Income taxes	(346,496)	(228,784)
Refund of income taxes	32,884	86,365

Net cash provided by (used in) operating activities	5,609,305	8,060,840

13

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Cash flows from investing activities:
Purchases of securities	(65,103,588)	(90,417,706)
Proceeds from sales of securities	33,033,639	64,642,308
Proceeds from redemption of securities	26,809,238	23,887,868
Payments for increase in money held in trust	(570,030)	(810,487)
Proceeds from decrease in money held in trust	600,105	701,517
Purchases of tangible fixed assets	(142,393)	(127,176)
Purchases of intangible fixed assets	(286,200)	(318,853)
Proceeds from sales of tangible fixed assets	33,447	70,574
Proceeds from sales of intangible fixed assets	622	1,922
Payments for acquisition of businesses	—	(559,561)
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(1,106)	(494,920)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	58,701
Others	(1,282)	(2,631)

Net cash provided by (used in) investing activities	(5,627,546)	(3,368,444)

Cash flows from financing activities:
Proceeds from subordinated borrowings	55,000	31,720
Repayments of subordinated borrowings	(173,119)	(67,945)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	376,800	586,670
Payments for redemption of subordinated bonds payable and bonds with warrants	(47,020)	(90,241)
Proceeds from issuance of common stock to non-controlling shareholders	7,493	3,823
Payments for redemption of preferred securities	(222,000)	(330,000)
Dividends paid by MUFG	(276,279)	(304,535)
Dividends paid by subsidiaries to non-controlling shareholders	(49,431)	(42,331)
Purchases of treasury stock	(159,903)	(50,022)
Proceeds from sales of treasury stock	4,141	2,291
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(38)	(6,494)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	—	15,401

Net cash provided by (used in) financing activities	(484,359)	(251,664)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,192)	(311,992)

Net increase (decrease) in cash and cash equivalents	(506,793)	4,128,739

Cash and cash equivalents at the beginning of the period	74,713,689	74,206,895

Cash and cash equivalents at the end of the period	74,206,895	78,335,634

14

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

(Accounting Standard for Fair Value Measurement)

Accounting Standards Board of Japan (“ASBJ”) Statement No. 30, “Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019; hereinafter referred to as “Accounting Standard for Fair Value Measurement”) and ASBJ Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), are applied for the end of the current fiscal year. In accordance with Paragraph 8 of “Accounting Standard for Fair Value Measurement”, the risk adjustment method used to determine the fair value of derivatives is revised to maximize the use of relevant observable inputs estimated from derivatives traded in the market. This revision is due to the application of “Accounting Standard for Fair Value Measurement”. In accordance with the transitional measures set forth in Paragraph 20 of “Accounting Standard for Fair Value Measurement”, the cumulative effect of applying the new accounting policy retroactively prior to the beginning of the current fiscal year is reflected in the retained earnings at the beginning of the current fiscal year, and the new accounting policy is applied from the beginning of the current fiscal year as a change in the accounting policy.

As a result, retained earnings at the beginning of the current fiscal year decreased by ¥20,533 million, trading assets decreased by ¥17,428 million, other assets decreased by ¥5,509 million, trading liabilities increased by ¥4,083 million, other liabilities increased by ¥1,680 million, and net assets per share decreased by ¥1.58.

(New Accounting Pronouncement)

(Accounting Standards Update (“ASU”) 2016-13, Measurement of Credit Losses on Financial Instruments)

(1) Summary

The Financial Accounting Standards Boards (“FASB”) issued new guidance “Measurement of Credit Losses on Financial Instruments” on June 16, 2016. It replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects the expected credit losses across the all term for the reported amount of the financial asset measured at amortized cost basis.

(2) Effective date

The MUFG Group will adopt the guidance at the beginning of fiscal year 2020 where financial statements of some foreign subsidiaries are prepared in accordance with U.S. GAAP.

(3) Impact of amount

It resulted in an increase in the allowance for credit losses of approximately ¥170 billion and decrease in the retained earnings of approximately ¥120 billion on April 1, 2020.

(Additional Information)

(Major overseas subsidiaries’ credit costs which will be reflected to MUFG’s consolidated financial statements in the first quarter of fiscal year 2020)

Major overseas subsidiaries which were consolidated based on their financial statements as of their balance sheet date, December 31, 2019, adopted the new guidance ASU 2016-13, which introduced the concept of current expected credit loss. Mainly due to the outbreak of COVID-19, their credit costs (provision for allowance for credit losses, write-offs of loans and provision for reserve for contingent losses) increased in the first quarter of fiscal year 2020 (from January to March) and will be expected approximately ¥90 billion in total based on the current estimate. These credit costs will be included in the first quarter of fiscal year 2020 in MUFG’s consolidated financial statements.

15

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue and operating profit (loss) for each reporting segment

For the Fiscal Year Ended March 31, 2020

	(in millions of yen)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	1,501,624	551,143	376,831	804,595	242,974	3,477,169	575,175	15,623	4,067,968
Operating expenses	1,203,003	315,817	247,862	571,836	171,705	2,510,225	232,131	150,642	2,892,999
Operating profit (loss)	298,621	235,326	128,969	232,758	71,268	966,943	343,044	(135,019)	1,174,969

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

operating profit	For the fiscal year ended March 31, 2020
Total operating profit of reporting segments	1,174,969
Operating profit of consolidated subsidiaries excluded from reporting segments	12,704
Provision for general allowance for credit losses	(111,408)
Credit related expenses	(214,966)
Gains on reversal of reserve for contingent losses included in credit costs	8,148
Gains on loans written-off	95,275
Net gains on equity securities and other securities	31,339
Equity in earnings of equity method investees	277,221
Others	(37,513)
Ordinary profit in the consolidated statement of income	1,235,770

16

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2020
Total equity per common share	¥1,245.33
Basic earnings per common share	¥40.95
Diluted earnings per common share	¥40.70

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2020
Basic earnings per common share
Profits attributable to owners of parent	million yen	528,151
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	528,151
Average number of common shares during the period	thousand shares	12,897,317
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,155)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,155)
Increase in common shares	thousand shares	166
Subscription rights to shares	thousand shares	166
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 1 million units as of December 31, 2019

2. The bases for the calculation of total equity per common share for the period indicated were as follows:
		As of March 31, 2020
Total equity	million yen	16,855,738
Deductions from total equity:	million yen	864,904
Subscription rights to shares	million yen	59
Non-controlling interests	million yen	864,844
Total equity attributable to common shares	million yen	15,990,834
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,840,631

17

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2020

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	29

12. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	30

13. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	34

(References)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	37

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2020 (A)	March 31, 2019 (B)	(Decrease) (A) - (B)
Gross profits	3,986,304	3,725,720	260,584
Gross profits before credit costs for trust accounts	3,986,304	3,725,720	260,583
Net interest income	1,892,967	1,922,776	(29,808)
Trust fees	130,829	125,385	5,444
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	1,341,266	1,303,954	37,312
Net trading profits	161,457	216,165	(54,708)
Net other operating profits	459,783	157,438	302,344
Net gains (losses) on debt securities	492,989	29,977	463,012
General and administrative expenses	2,801,858	2,647,137	154,720
Amortization of goodwill	29,551	17,431	12,120
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,213,997	1,096,013	117,983
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,184,445	1,078,582	105,863
Provision for general allowance for credit losses (2)	(111,408)	—	(111,408)
Net operating profits*	1,073,037	1,078,582	(5,545)
Net non-recurring gains (losses)	162,733	269,461	(106,728)
Credit costs (3)	(214,966)	(143,006)	(71,959)
Losses on loan write-offs	(179,213)	(154,941)	(24,272)
Provision for specific allowance for credit losses	(18,237)	—	(18,237)
Other credit costs	(17,514)	11,935	(29,449)
Reversal of allowance for credit losses (4)	—	15,053	(15,053)
Reversal of reserve for contingent losses included in credit costs (5)	8,148	55,064	(46,915)
Gains on loans written-off (6)	95,275	67,063	28,212
Net gains (losses) on equity securities	31,339	112,602	(81,262)
Gains on sales of equity securities	166,710	203,481	(36,770)
Losses on sales of equity securities	(74,552)	(77,486)	2,933
Losses on write-down of equity securities	(60,817)	(13,392)	(47,425)
Equity in earnings of equity method investees	277,221	284,389	(7,167)
Other non-recurring gains (losses)	(34,286)	(121,704)	87,418

Ordinary profits	1,235,770	1,348,043	(112,273)

Net extraordinary gains (losses)	(406,326)	(202,715)	(203,611)
Losses on impairment of fixed assets	(65,786)	(184,692)	118,906
Losses on change in equity	(21,311)	(15,223)	(6,087)
Amortization of goodwill	(343,368)	—	(343,368)
Gains on sales of shares of subsidiaries	31,462	—	31,462
Profits before income taxes	829,443	1,145,327	(315,884)
Income taxes-current	189,231	189,195	36
Income taxes-deferred	31,668	6,373	25,294
Total taxes	220,899	195,568	25,330
Profits	608,543	949,758	(341,215)
Profits attributable to non-controlling interests	80,392	77,069	3,323

Profits attributable to owners of parent	528,151	872,689	(344,538)

Note:

* Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(222,950)	(5,826)	(217,124)

Number of consolidated subsidiaries	251	222	29
Number of affiliated companies accounted for under the equity method	54	55	(1)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2020 (A)	March 31, 2019 (B)
Gross profits	1,878,061	1,861,006	17,055
Gross profits before credit costs for trust accounts	1,878,061	1,861,006	17,054
Domestic gross profits	1,175,757	1,242,864	(67,106)
Net interest income	638,182	773,025	(134,843)
Trust fees	104,361	99,258	5,102
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	341,116	337,704	3,411
Net trading profits	10,149	21,580	(11,430)
Net other operating profits	81,948	11,295	70,652
Net gains (losses) on debt securities	67,069	29,426	37,642
Non-domestic gross profits	702,304	618,142	84,162
Net interest income	292,159	372,184	(80,024)
Net fees and commissions	159,914	183,941	(24,027)
Net trading profits	11,641	14,696	(3,054)
Net other operating profits	238,588	47,320	191,268
Net gains (losses) on debt securities	420,698	4,824	415,873
General and administrative expenses	1,340,421	1,328,014	12,406
Personnel expenses	445,201	455,367	(10,166)
Non-personnel expenses	819,030	796,293	22,736
Taxes	76,189	76,353	(163)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	537,640	532,991	4,648
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	537,640	532,991	4,648
Net non-recurring gains (losses)	72,120	205,992	(133,871)
Credit costs (3)	(45,684)	(26,996)	(18,688)
Losses on loan write-offs	(28,918)	(37,554)	8,636
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(16,765)	10,558	(27,324)
Reversal of allowance for credit losses (4)	18,859	80,495	(61,636)
Reversal of reserve for contingent losses included in credit costs (5)	4,861	57,650	(52,789)
Gains on loans written-off (6)	34,602	18,721	15,881
Net gains (losses) on equity securities	28,186	105,432	(77,245)
Gains on sales of equity securities	165,853	196,107	(30,253)
Losses on sales of equity securities	(74,627)	(77,337)	2,709
Losses on write-down of equity securities	(63,039)	(13,338)	(49,701)
Other non-recurring gains (losses)	31,295	(29,310)	60,606

Ordinary profits	609,761	738,983	(129,222)

Net extraordinary gains (losses)	(997,014)	156,193	(1,153,207)
Net gains (losses) on disposition of fixed assets	3,368	3,236	131
Losses on impairment of fixed assets	(31,917)	(32,278)	360
Losses on write-down of shares of subsidiaries	(923,076)	—	(923,076)
Losses on write-down of shares of affiliates	(54,314)	—	(54,314)
Gains on sales of shares of subsidiaries	—	170,955	(170,955)
Income before income taxes	(387,252)	895,177	(1,282,430)
Income taxes-current	128,448	93,917	34,531
Income taxes-deferred	24,290	42,908	(18,618)
Total taxes	152,739	136,825	15,913

Net income	(539,991)	758,351	(1,298,343)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	12,639	129,871	(117,231)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	49,872	498,740	(448,867)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	50,157	474,095	(423,938)

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2020 (A)	March 31, 2019 (B)
Gross profits	2,741,881	2,498,541	243,339
Net interest income	1,605,029	1,606,590	(1,560)
Trust fees	12,810	13,071	(261)
Net fees and commissions	701,617	698,607	3,010
Net trading profits	43,290	42,946	343
Net other operating profits	379,134	137,326	241,807
Net gains (losses) on debt securities	483,799	32,929	450,869
General and administrative expenses	1,921,857	1,818,572	103,284
Amortization of goodwill	25,219	16,344	8,874
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	845,243	696,313	148,929
Net operating profits before provision for general allowance for credit losses	820,023	679,969	140,054
Provision for general allowance for credit losses (1)	(107,866)	—	(107,866)
Net operating profits*	712,157	679,969	32,188
Net non-recurring gains (losses)	(214)	171,272	(171,486)
Credit costs (2)	(109,577)	(56,424)	(53,153)
Losses on loan write-offs	(92,415)	(68,357)	(24,058)
Provision for specific allowance for credit losses	352	—	352
Other credit costs	(17,514)	11,932	(29,446)
Reversal of allowance for credit losses (3)	—	32,918	(32,918)
Reversal of reserve for contingent losses included in credit costs (4)	8,192	55,206	(47,013)
Gains on loans written-off (5)	73,713	46,773	26,939
Net gains (losses) on equity securities	15,018	128,793	(113,775)
Gains on sales of equity securities	123,577	165,428	(41,851)
Losses on sales of equity securities	(53,215)	(23,842)	(29,372)
Losses on write-down of equity securities	(55,344)	(12,792)	(42,551)
Equity in earnings of equity method investees	(2,468)	14,401	(16,870)
Other non-recurring gains (losses)	14,908	(50,395)	65,303

Ordinary profits	711,942	851,241	(139,298)

Net extraordinary gains (losses)	(371,551)	(38,822)	(332,729)
Net gains (losses) on disposition of fixed assets	3,770	(1,946)	5,717
Losses on impairment of fixed assets	(58,849)	(30,756)	(28,093)
Amortization of goodwill	(359,323)	—	(359,323)
Gains on sales of shares of subsidiaries	31,462	—	31,462
Profits before income taxes	340,391	812,419	(472,027)
Income taxes-current	196,788	155,166	41,622
Income taxes-deferred	4,047	1,875	2,172
Total taxes	200,836	157,041	43,794
Profits	139,555	655,377	(515,822)
Profits attributable to non-controlling interests	41,634	42,940	(1,306)

Profits attributable to owners of parent	97,921	612,437	(514,516)

Note:

* Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(135,538)	78,473	(214,011)

Number of consolidated subsidiaries	121	127	(6)
Number of affiliated companies accounted for under the equity method	42	44	(2)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2020 (A)	March 31, 2019 (B)	(Decrease) (A) - (B)
Gross profits	1,546,255	1,535,365	10,889
Domestic gross profits	918,088	974,088	(56,000)
Net interest income	571,682	693,753	(122,070)
Net fees and commissions	248,564	248,314	249
Net trading profits	2,039	753	1,286
Net other operating profits	95,801	31,267	64,533
Net gains (losses) on debt securities	73,609	24,620	48,988
Non-domestic gross profits	628,167	561,276	66,890
Net interest income	246,112	317,311	(71,198)
Net fees and commissions	157,450	182,190	(24,740)
Net trading profits	10,434	8,101	2,333
Net other operating profits	214,169	53,672	160,497
Net gains (losses) on debt securities	404,863	11,867	392,995
General and administrative expenses	1,150,980	1,146,952	4,027
Personnel expenses	385,391	395,599	(10,207)
Non-personnel expenses	698,542	683,359	15,183
Amortization of goodwill	825	356	469
Taxes	67,046	67,994	(948)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	396,100	388,768	7,331
Net operating profits before provision for general allowance for credit losses	395,274	388,412	6,862
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	395,274	388,412	6,862
Net non-recurring gains (losses)	63,909	236,052	(172,142)
Credit costs (2)	(45,675)	(25,813)	(19,862)
Reversal of allowance for credit losses (3)	18,072	77,991	(59,918)
Reversal of reserve for contingent losses included in credit costs (4)	4,831	57,650	(52,818)
Gains on loans written-off (5)	34,590	18,714	15,875
Net gains (losses) on equity securities	11,157	126,854	(115,696)
Gains on sales of equity securities	119,616	162,333	(42,716)
Losses on sales of equity securities	(52,959)	(23,096)	(29,863)
Losses on write-down of equity securities	(55,499)	(12,382)	(43,116)
Other non-recurring gains (losses)	40,933	(19,344)	60,277

Ordinary profits	459,184	624,464	(165,280)

Net extraordinary gains (losses)	(995,111)	142,809	(1,137,920)
Net gains (losses) on disposition of fixed assets	3,082	(3,778)	6,861
Losses on impairment of fixed assets	(29,644)	(30,304)	660
Losses on write-down of shares of subsidiaries	(923,076)	—	(923,076)
Losses on write-down of shares of affiliates	(54,314)	—	(54,314)
Gains on sales of shares of subsidiaries	—	170,955	(170,955)
Income before income taxes	(535,927)	767,273	(1,303,200)
Income taxes-current	96,429	78,258	18,170
Income taxes-deferred	20,716	25,799	(5,082)
Total taxes	117,145	104,057	13,087

Net income	(653,072)	663,215	(1,316,288)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	11,818	128,542	(116,723)
Provision for general allowance for credit losses	(42,875)	143,959	(186,835)
Provision for special allowance for credit losses	60,834	(66,236)	127,071
Allowance for credit to specific foreign borrowers	113	268	(154)
Losses on loans write-off	(28,909)	(36,735)	7,825
Provision for contingent losses included in credit costs	4,831	57,650	(52,818)
Gains on loans written-off	34,590	18,714	15,875
Losses on sales of other loans, etc.	(16,765)	10,922	(27,687)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	(83,198)	351,924	(435,122)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	(90,474)	352,379	(442,854)

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2020 (A)	March 31, 2019 (B)	(Decrease) (A) - (B)
Gross profits	472,305	437,363	34,941
Gross profits before credit costs for trust accounts	472,304	437,363	34,941
Trust fees	118,336	112,636	5,699
Trust fees before credit costs for trust accounts	118,335	112,636	5,698
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,864	13,503	2,360
Other trust fees	102,471	99,133	3,337
Credit costs for trust accounts (1)	0	—	0
Net interest income	95,501	128,818	(33,317)
Net fees and commissions	221,571	181,533	40,038
Net trading profits	13,887	30,161	(16,274)
Net other operating profits	23,008	(15,787)	38,795
Net gains (losses) on debt securities	8,695	(2,299)	10,995
General and administrative expenses	322,364	268,962	53,401
Amortization of goodwill	4,951	1,083	3,867
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	154,891	169,484	(14,592)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	149,940	168,400	(18,460)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	149,940	168,400	(18,459)
Net non-recurring gains (losses)	11,985	(30,872)	42,858
Credit costs (3)	(59)	(875)	816
Losses on loan write-offs	(23)	(875)	851
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(35)	—	(35)
Reversal of allowance for credit losses (4)	721	2,498	(1,777)
Reversal of reserve for contingent losses included in credit costs (5)	—	0	(0)
Gains on loans written-off (6)	66	35	31
Net gains (losses) on equity securities	19,626	(21,307)	40,933
Gains on sales of equity securities	48,777	33,832	14,945
Losses on sales of equity securities	(21,682)	(54,240)	32,557
Losses on write-down of equity securities	(7,468)	(899)	(6,569)
Equity in earnings of equity method investees	530	510	19
Other non-recurring gains (losses)	(8,899)	(11,734)	2,835

Ordinary profits	161,926	137,528	24,398

Net extraordinary gains (losses)	(1,585)	12,055	(13,641)
Net gains (losses) on disposition of fixed assets	712	6,983	(6,271)
Losses on impairment of fixed assets	(2,298)	(2,227)	(71)
Profits before income taxes	160,341	149,584	10,756
Income taxes-current	42,023	24,282	17,741
Income taxes-deferred	3,641	17,333	(13,691)
Total taxes	45,664	41,615	4,049
Profits	114,676	107,969	6,707
Profits attributable to non-controlling interests	448	3,990	(3,541)

Profits attributable to owners of parent	114,227	103,979	10,248

Note:

*  Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	729	1,659	(929)

Number of consolidated subsidiaries	95	57	38
Number of affiliated companies accounted for under the equity method	7	7	—

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company(“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows(the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	149,993	169,601	(19,607)
Profits attributable to owners of parent	114,699	104,546	10,152
Number of the entities transferred to IHC	4	3	1

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2020 (A)	March 31, 2019 (B)	(Decrease) (A) - (B)
Gross profits	331,806	325,640	6,165
Gross profits before credit costs for trust accounts	331,805	325,640	6,165
Domestic gross profits	257,669	268,775	(11,106)
Trust fees	104,361	99,258	5,102
Trust fees before credit costs for trust accounts	104,360	99,258	5,102
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,864	13,503	2,360
Other trust fees	88,496	85,754	2,741
Credit costs for trust accounts (1)	0	—	0
Net interest income	66,499	79,272	(12,773)
Net fees and commissions	92,552	89,389	3,162
Net trading profits	8,109	20,827	(12,717)
Net other operating profits	(13,853)	(19,972)	6,119
Net gains (losses) on debt securities	(6,540)	4,805	(11,345)
Non-domestic gross profits	74,137	56,865	17,271
Net interest income	46,046	54,872	(8,825)
Net fees and commissions	2,464	1,750	713
Net trading profits	1,207	6,594	(5,387)
Net other operating profits	24,419	(6,352)	30,771
Net gains (losses) on debt securities	15,835	(7,042)	22,878
General and administrative expenses	189,440	181,061	8,378
Personnel expenses	59,809	59,767	41
Non-personnel expenses	120,488	112,934	7,553
Taxes	9,142	8,358	784
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	142,365	144,579	(2,213)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	142,366	144,579	(2,213)
Net non-recurring gains (losses)	8,210	(30,060)	38,270
Credit costs (3)	(8)	(1,182)	1,174
Reversal of allowance for credit losses (4)	786	2,504	(1,718)
Reversal of reserve for contingent losses included in credit costs (5)	29	—	29
Gains on loans written-off (6)	12	6	5
Net gains (losses) on equity securities	17,028	(21,421)	38,450
Gains on sales of equity securities	46,236	33,773	12,463
Losses on sales of equity securities	(21,667)	(54,240)	32,572
Losses on write-down of equity securities	(7,540)	(955)	(6,584)
Other non-recurring gains (losses)	(9,637)	(9,966)	328

Ordinary profits	150,577	114,519	36,057

Net extraordinary gains (losses)	(1,902)	13,384	(15,286)
Net gains (losses) on disposition of fixed assets	285	7,015	(6,730)
Losses on impairment of fixed assets	(2,273)	(1,973)	(300)
Income before income taxes	148,674	127,903	20,770
Income taxes-current	32,019	15,659	16,360
Income taxes-deferred	3,573	17,108	(13,535)
Total taxes	35,593	32,767	2,825

Net income	113,081	95,135	17,945

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	820	1,328	(508)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	784	2,479	(1,694)
Provision for special allowance for credit losses	1	25	(23)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(8)	(818)	810
Provision for contingent losses included in credit costs	29	(363)	393
Gains on loans written-off	12	6	5
Losses on sales of other loans, etc.	—	—	—

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	133,070	146,816	(13,745)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	140,632	121,716	18,916

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Total average interest rate on interest-earning assets (a)	0.49	(0.10)	0.60
Average interest rate on loans and bills discounted (b)	0.78	(0.02)	0.80
Average interest rate on securities	0.55	(0.43)	0.99
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.50	(0.01)	0.52
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.21	0.00	0.20
Overall interest rate spread (a)-(c)	(0.00)	(0.08)	0.07
Interest rate spread (b)-(d)	0.77	(0.02)	0.80

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.80	(0.03)	0.83
Interest rate spread (e)-(d)	0.79	(0.03)	0.83

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Total average interest rate on interest-earning assets (a)	0.62	0.00	0.62
Average interest rate on loans and bills discounted (b)	0.34	(0.04)	0.38
Average interest rate on securities	1.79	(0.05)	1.85
Total average interest rate on interest-bearing liabilities (c)	0.12	0.00	0.12
Average interest rate on deposits and NCD (d)	0.04	(0.00)	0.04
Overall interest rate spread (a)-(c)	0.49	0.00	0.49
Interest rate spread (b)-(d)	0.29	(0.04)	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.66	0.01	0.64
Interest rate spread (e)-(d)	0.61	0.02	0.59

BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Average interest rate on loans and bills discounted (a)	0.75	(0.02)	0.77
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.74	(0.02)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.79	(0.03)	0.82
Interest rate spread (c)-(b)	0.79	(0.02)	0.82

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,798.5	5,763.0	7,281.5	15,843.1
Receive-floater/pay-fix	766.6	1,738.1	2,061.0	4,565.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	3,565.1	7,501.2	9,342.6	20,408.9

BK Consolidated
	(in billions of yen)
	As of March 31, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,613.1	5,317.7	7,191.9	15,122.7
Receive-floater/pay-fix	259.4	376.3	821.2	1,457.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,872.5	5,694.0	8,013.1	16,579.7

TB Consolidated
	(in billions of yen)
	As of March 31, 2020
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	185.4	445.3	89.6	720.4
Receive-floater/pay-fix	495.7	1,284.8	1,196.9	2,977.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	681.1	1,730.1	1,286.6	3,697.9

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	4,165,781	12,113	43,847	31,734	4,448,167	11,047	46,365	35,317
Domestic bonds	1,100,574	29,855	29,855	—	1,100,701	41,618	41,618	—
Government bonds	1,100,574	29,855	29,855	—	1,100,701	41,618	41,618	—
Municipal bonds	—	—	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—	—	—
Other	3,065,206	(17,742)	13,991	31,734	3,347,466	(30,570)	4,746	35,317
Foreign bonds	1,034,835	9,696	13,715	4,018	1,213,548	(20,140)	3,330	23,471
Other	2,030,371	(27,439)	276	27,715	2,133,918	(10,430)	1,415	11,846

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	62,151,189	2,888,631	3,361,658	473,026	60,578,654	3,335,691	3,640,100	304,408
Domestic equity securities	4,141,355	2,139,981	2,222,330	82,349	4,953,392	2,764,362	2,827,068	62,706
Domestic bonds	27,473,106	171,378	206,512	35,134	27,261,206	357,491	359,092	1,600
Government bonds	20,643,048	123,911	152,196	28,284	21,542,335	278,970	279,803	833
Municipal bonds	2,952,820	14,076	16,279	2,202	2,226,565	22,588	22,593	4
Corporate bonds	3,877,238	33,389	38,036	4,647	3,492,305	55,932	56,695	762
Other	30,536,727	577,271	932,815	355,543	28,364,055	213,838	453,939	240,101
Foreign equity securities	79,521	12,671	12,690	19	114,879	52,586	52,598	11
Foreign bonds	24,502,462	738,144	798,956	60,811	21,532,914	173,648	285,313	111,665
Other	5,954,743	(173,544)	121,168	294,712	6,716,261	(12,396)	116,027	128,424

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,619,157	9,697,443	4,227,061	4,030,017	11,697,276	8,610,818	4,970,807	3,083,004
Government bonds	10,396,682	7,588,648	1,156,573	2,601,718	11,516,387	7,161,950	2,128,167	1,836,531
Municipal bonds	11,351	763,350	2,178,117	—	7,297	371,107	1,848,072	88
Corporate bonds	211,123	1,345,445	892,370	1,428,299	173,591	1,077,760	994,567	1,246,385
Other	3,803,556	5,844,370	7,626,742	14,049,606	2,809,706	5,551,119	7,151,463	13,030,373
Foreign bonds	3,221,731	4,340,556	6,865,314	11,109,696	2,519,534	3,974,657	6,427,364	9,806,770
Other	581,825	1,503,813	761,428	2,939,909	290,172	1,576,461	724,098	3,223,603
Total	14,422,714	15,541,813	11,853,804	18,079,624	14,506,983	14,161,937	12,122,270	16,113,378

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,944,533	18,785	30,046	11,260	2,149,931	33,864	42,230	8,366
Stocks of subsidiaries and affiliates	627,818	(17,184)	4,344	21,529	1,187,700	(19,953)	14,409	34,362

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	46,321,585	1,991,487	2,347,728	356,240	43,913,005	2,553,484	2,757,924	204,440
Domestic equity securities	3,374,636	1,651,395	1,725,564	74,169	4,032,799	2,162,644	2,222,605	59,961
Domestic bonds	25,770,967	154,064	186,191	32,127	24,613,103	319,638	321,025	1,386
Other	17,175,981	186,027	435,971	249,943	15,267,102	71,201	214,292	143,091
Foreign equity securities	53,695	6,530	6,549	19	95,816	45,829	46,465	636
Foreign bonds	13,997,325	370,202	401,257	31,055	11,332,011	108,606	142,259	33,652
Other	3,124,961	(190,704)	28,164	218,868	3,839,275	(83,235)	25,567	108,802
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,106,478	9,245,170	4,078,218	3,441,674	10,665,367	7,727,089	4,839,031	2,482,315
Government bonds	9,902,705	7,188,369	1,106,011	2,096,962	10,497,931	6,322,360	2,117,947	1,255,705
Municipal bonds	11,351	759,253	2,156,905	—	7,297	368,529	1,825,241	79
Corporate bonds	192,421	1,297,547	815,301	1,344,712	160,137	1,036,200	895,842	1,226,530
Other	2,600,654	2,410,872	3,474,229	8,298,085	1,891,059	2,000,842	2,821,111	7,639,867
Foreign bonds	2,257,468	1,269,228	3,078,456	7,392,171	1,451,742	931,649	2,453,091	6,477,391
Other	343,186	1,141,643	395,772	905,914	439,316	1,069,192	368,020	1,162,475
Total	12,707,132	11,656,042	7,552,448	11,739,760	12,556,426	9,727,932	7,660,143	10,122,183

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,059,871	(15,289)	—	15,289	942,676	(2,360)	795	3,156
Stocks of subsidiaries and affiliates	28,482	(1,873)	23	1,896	54,072	(9)	534	544

	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available—for-sale securities	10,698,869	727,878	834,142	106,263	12,521,803	752,676	804,225	51,549
Domestic equity securities	807,271	432,023	447,382	15,359	971,597	545,080	554,752	9,672
Domestic bonds	1,710,778	16,171	19,308	3,136	2,759,889	36,881	37,225	344
Other	8,180,820	279,683	367,451	87,767	8,790,317	170,714	212,246	41,532
Foreign equity securities	44	35	35	—	92	53	53	—
Foreign bonds	6,616,153	262,471	280,229	17,757	7,065,334	103,400	128,031	24,630
Other	1,564,622	17,176	87,186	70,009	1,724,890	67,260	84,162	16,901
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2020				As of March 31, 2019
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	511,354	462,237	148,843	588,343	1,133,504	893,919	131,775	600,688
Government bonds	492,702	400,279	50,562	504,756	1,120,051	839,796	10,220	580,825
Municipal bonds	—	4,097	21,212	—	—	2,578	22,830	8
Corporate bonds	18,652	57,861	77,068	83,587	13,453	51,545	98,725	19,854
Other	343,946	1,834,493	2,519,427	3,586,770	672,678	1,941,745	3,119,972	3,111,976
Foreign bonds	248,629	1,634,668	2,359,975	3,432,751	605,965	1,574,550	2,890,838	2,925,587
Other	95,317	199,825	159,451	154,018	66,713	367,195	229,134	186,389
Total	855,300	2,296,731	2,668,270	4,175,113	1,806,183	2,835,665	3,251,748	3,712,665

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
ROE	3.85	(2.60)	6.45

Note:

ROE is computed as follows:

Profits attributable to owners of parent	× 100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)	As of September 30, 2019
(1) Total capital ratio (4)/(7)	15.87%	(0.15)%	16.03%	16.64%
(2) Tier 1 capital ratio (5)/(7)	13.56%	(0.33)%	13.90%	14.33%
(3) Common Equity Tier 1 capital ratio (6)/(7)	11.90%	(0.32)%	12.23%	12.68%
(4) Total capital	18,279.5	(490.2)	18,769.7	18,822.1
(5) Tier 1 capital	15,623.3	(652.9)	16,276.3	16,208.4
(6) Common Equity Tier 1 capital	13,708.3	(614.0)	14,322.4	14,337.6
(7) Risk weighted assets	115,135.6	(1,955.5)	117,091.1	113,066.6
(8) Required Capital (7)×8%	9,210.8	(156.4)	9,367.2	9,045.3

BK Consolidated	(in billions of yen)
	As of March 31, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)	As of September 30, 2019
(1) Total capital ratio (4)/(7)	14.43%	0.00%	14.42%	15.13%
(2) Tier 1 capital ratio (5)/(7)	12.29%	(0.16)%	12.46%	13.01%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.70%	(0.12)%	10.83%	11.39%
(4) Total capital	14,285.6	(347.0)	14,632.6	14,606.2
(5) Tier 1 capital	12,170.0	(469.4)	12,639.4	12,562.6
(6) Common Equity Tier 1 capital	10,597.1	(393.6)	10,990.8	10,996.3
(7) Risk weighted assets	98,973.6	(2,452.6)	101,426.3	96,538.5
(8) Required Capital (7)×8%	7,917.8	(196.2)	8,114.1	7,723.0

TB Consolidated	(in billions of yen)
	As of March 31, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)	As of September 30, 2019
(1) Total capital ratio (4)/(7)	25.46%	1.06%	24.40%	24.35%
(2) Tier 1 capital ratio (5)/(7)	21.90%	0.63%	21.26%	20.91%
(3) Common Equity Tier 1 capital ratio (6)/(7)	19.46%	(0.11)%	19.57%	19.09%
(4) Total capital	1,889.9	(323.2)	2,213.1	2,050.0
(5) Tier 1 capital	1,625.7	(303.2)	1,928.9	1,760.6
(6) Common Equity Tier 1 capital	1,444.3	(331.2)	1,775.5	1,607.2
(7) Risk weighted assets	7,420.6	(1,648.5)	9,069.2	8,416.2
(8) Required Capital (7)×8%	593.6	(131.8)	725.5	673.3

BK Non-consolidated	(in billions of yen)
	As of March 31, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)	As of September 30, 2019
(1) Total capital ratio (4)/(7)	14.76%	(0.82)%	15.58%	16.49%
(2) Tier 1 capital ratio (5)/(7)	12.52%	(1.01)%	13.53%	14.31%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.67%	(1.02)%	11.69%	12.48%
(4) Total capital	12,092.2	(1,468.3)	13,560.5	13,653.1
(5) Tier 1 capital	10,254.6	(1,519.2)	11,773.8	11,849.6
(6) Common Equity Tier 1 capital	8,738.9	(1,433.2)	10,172.2	10,338.0
(7) Risk weighted assets	81,887.1	(5,102.9)	86,990.0	82,776.8
(8) Required Capital (7)×8%	6,550.9	(408.2)	6,959.2	6,622.1

TB Non-consolidated	(in billions of yen)
	As of March 31, 2020 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)	As of September 30, 2019
(1) Total capital ratio (4)/(7)	25.42%	1.16%	24.25%	23.91%
(2) Tier 1 capital ratio (5)/(7)	22.27%	1.15%	21.12%	20.89%
(3) Common Equity Tier 1 capital ratio (6)/(7)	20.11%	0.68%	19.42%	19.29%
(4) Total capital	2,131.5	(63.5)	2,195.0	2,287.8
(5) Tier 1 capital	1,867.7	(43.5)	1,911.2	1,998.9
(6) Common Equity Tier 1 capital	1,686.7	(71.5)	1,758.2	1,845.9
(7) Risk weighted assets	8,383.9	(665.4)	9,049.4	9,566.1
(8) Required Capital (7)×8%	670.7	(53.2)	723.9	765.2

Note	1:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Note	2:	Retained earnings on and after the beginning of the fiscal year ended March 2020 were adjusted in accordance with retroactive application of “Accounting Standard for Fair Value Measurement” (ASBJ Statement No.30) and “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31), but the related figures as of September 30, 2019 have not been adjusted.

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2020 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	39,125	0.03%	46,597	0.04%	(7,471)	(0.00)%
Non-accrual delinquent loans	650,698	0.59%	586,487	0.54%	64,210	0.05%
Accruing loans contractually past due 3 months or more	17,238	0.01%	18,600	0.01%	(1,361)	(0.00)%
Restructured loans	382,772	0.35%	315,406	0.29%	67,366	0.05%
Total risk monitored loans	1,089,835	0.99%	967,092	0.90%	122,743	0.09%
Total loans and bills discounted	109,114,612		107,412,468		1,702,143

Written-off	296,288		332,364		(36,075)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2020 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	740,641	67.95%	711,236	73.54%	29,405	(5.58)%
General allowance for credit losses	532,830		440,539		92,291
Specific allowance for credit losses	207,636		270,408		(62,772)
Allowance for credit to specific foreign borrowers	174		288		(113)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	621,344	584,353	36,990
Overseas	468,490	382,738	85,752
Asia	259,181	170,399	88,781
Indonesia	44,179	4,505	39,673
Singapore	51,358	29,123	22,234
Thailand	150,728	125,845	24,882
Hong Kong	1,806	554	1,251
Other	11,108	10,368	739
Americas	145,574	148,273	(2,699)
Europe, Middle East and Other	63,735	64,065	(330)

Total	1,089,835	967,092	122,743

Classified by Industry	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	621,344	584,353	36,990
Manufacturing	109,416	86,736	22,680
Construction	8,823	9,999	(1,176)
Wholesale and retail	107,574	108,643	(1,068)
Finance and insurance	1,157	900	256
Real estate, goods rental and leasing	39,365	36,888	2,476
Services	57,950	32,950	25,000
Other industries	15,104	16,414	(1,309)
Consumer	281,951	291,819	(9,868)
Overseas	468,490	382,738	85,752
Financial institutions	1,209	1,109	99
Commercial and industrial	362,389	293,645	68,743
Other	104,892	87,982	16,909

Total	1,089,835	967,092	122,743

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2020 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	27,350	0.03%	34,846	0.03%	(7,495)	(0.00)%
Non-accrual delinquent loans	366,444	0.41%	331,709	0.37%	34,735	0.03%
Accruing loans contractually past due 3 months or more	9,083	0.01%	11,101	0.01%	(2,017)	(0.00)%
Restructured loans	212,187	0.24%	167,737	0.19%	44,450	0.04%
Total risk monitored loans	615,067	0.69%	545,395	0.62%	69,672	0.07%
Total loans and bills discounted	88,258,295		87,877,986		380,309
Written-off	244,600		280,313		(35,712)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2020 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	308,908	50.22%	344,871	63.23%	(35,963)	(13.00)%
General allowance for credit losses	232,468		188,953		43,515
Specific allowance for credit losses	76,264		155,628		(79,364)
Allowance for credit to specific foreign borrowers	174		288		(113)

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	432,954	394,674	38,279
Overseas	182,113	150,720	31,392
Asia	64,386	40,026	24,360
Indonesia	171	—	171
Singapore	51,358	29,123	22,234
Thailand	—	—	—
Hong Kong	1,806	554	1,251
Other	11,050	10,347	702
Americas	65,863	65,861	1
Europe, Middle East and Other	51,863	44,832	7,030

Total	615,067	545,395	69,672

Classified by Industry	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	432,954	394,674	38,279
Manufacturing	109,403	86,721	22,682
Construction	8,813	9,979	(1,165)
Wholesale and retail	107,446	108,505	(1,059)
Finance and insurance	1,154	897	257
Real estate	30,012	32,542	(2,529)
Goods rental and leasing	9,335	1,876	7,458
Services	57,940	32,934	25,006
Other industries	15,096	16,405	(1,308)
Consumer	93,751	104,813	(11,061)
Overseas	182,113	150,720	31,392
Financial institutions	—	541	(541)
Commercial and industrial	181,870	144,322	37,548
Other	242	5,857	(5,614)

Total	615,067	545,395	69,672

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2020 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	2,319	0.05%	3,714	0.07%	(1,395)	(0.02)%
Accruing loans contractually past due 3 months or more	—	—	190	0.00%	(190)	(0.00)%
Restructured loans	—	—	2,067	0.04%	(2,067)	(0.04)%
Total risk monitored loans	2,319	0.05%	5,973	0.12%	(3,653)	(0.06)%
Total loans and bills discounted	4,081,093		4,643,676		(562,583)

Written-off	48		591		(543)

(2) Allowance for Credit Losses
	(in millions of yen)
	As of March 31, 2020 (A)	% to total risk monitored loans	As of March 31, 2019 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,462	63.04%	2,712	45.41%	(1,250)	17.62%
General allowance for credit losses	999		2,146		(1,147)
Specific allowance for credit losses	462		566		(103)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	2,319	5,973	(3,653)
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	2,319	5,973	(3,653)

Classified by Industry	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	2,319	5,973	(3,653)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	16	2,443	(2,426)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2,302	3,529	(1,226)
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	2,319	5,973	(3,653)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2020 (A)	% to total loans and bills discounted	As of March 31, 2019 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	—	—	—	—	—	—
Non-accrual delinquent loans	0	0.00%	0	0.00%	—	0.00%
Accruing loans contractually past due 3 months or more	—	—	7	0.04%	(7)	(0.04)%
Restructured loans	3	0.02%	117	0.83%	(113)	(0.80)%
Total risk monitored loans	3	0.03%	124	0.88%	(120)	(0.85)%
Total loans and bills discounted	12,285		14,083		(1,798)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	36	42	(5)

(3) Classification of Risk-Monitored Loans

Classified by Industry
	(in millions of yen)
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic	3	124	(120)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	119	(119)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	3	4	(1)

Total	3	124	(120)

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					121,990		106,612	15,377
Doubtful					310,975		351,417	(40,441)
Special Attention					221,271		181,216	40,054
Non Performing Loans (1)					654,237		639,246	14,990

Normal					99,954,031		101,449,372	(1,495,340)
Total					100,608,268		102,088,618	(1,480,349)

Non Performing Loans / Total					0.65%		0.62%	0.02%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					515,289		534,060	(18,771)
Allowance for credit losses					140,511		203,342	(62,830)
Collateral, guarantees, etc.					374,777		330,717	44,059

Coverage ratio (2) / (1)					78.76%		83.54%	(4.78)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) /[(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	121,990		2,772		119,217		—	100.00%
	[106,612	]	[4,427	]	[102,184	]		[100.00%]
Doubtful	310,975		72,607		170,444		—	78.15%
	[351,417	]	[148,237	]	[141,343	]		[82.40%]
Special Attention	221,271		65,131		85,115		—	67.90%
	[181,216	]	[50,677	]	[87,189	]		[76.07%]
Total	654,237		140,511		374,777		—	78.76%
	[639,246	]	[203,342	]	[330,717	]		[83.54%]
Note: The upper figures are as of March 31, 2020. The lower figures with brackets are as of March 31, 2019. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic					442,033		482,874	(40,841)
Manufacturing					111,393		88,249	23,144
Construction					8,813		10,000	(1,187)
Wholesale and retail					110,391		111,336	(945)
Finance and insurance					1,459		1,283	176
Real estate					30,188		35,704	(5,516)
Goods rental and leasing					9,335		1,876	7,458
Services					58,405		108,140	(49,734)
Other industries					15,899		17,732	(1,832)
Consumer					96,146		108,550	(12,403)
Overseas					212,203		156,371	55,832
Financial institutions					—		541	(541)
Commercial and industrial					211,851		149,784	62,067
Other					351		6,045	(5,694)
Total					654,237		639,246	14,990

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					121,940		106,026	15,913
Doubtful					308,695		348,192	(39,496)
Special Attention					221,271		178,838	42,432
Non Performing Loans (1)					651,907		633,058	18,849

Normal					95,754,905		96,714,385	(959,480)
Total					96,406,813		97,347,444	(940,630)

Non Performing Loans / Total					0.67%		0.65%	0.02%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					512,960		529,523	(16,562)
Allowance for credit losses					140,511		202,948	(62,437)
Collateral, guarantees, etc.					372,448		326,574	45,874

Coverage ratio (2) / (1)					78.68%		83.64%	(4.95)%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	121,940		2,772		119,167		100.00%	100.00%
	[106,026	]	[4,342	]	[101,684	]	[100.00%]	[100.00%]
Doubtful	308,695		72,607		168,165		51.66%	77.99%
	[348,192	]	[148,215	]	[138,218	]	[70.58%]	[82.26%]
Special Attention	221,271		65,131		85,115		47.83%	67.90%
	[178,838	]	[50,391	]	[86,671	]	[54.67%]	[76.64%]
Total	651,907		140,511		372,448		50.27%	78.68%
	[633,058	]	[202,948	]	[326,574	]	[66.21%]	[83.64%]
Note: The upper figures are as of March 31, 2020. The lower figures with brackets are as of March 31, 2019.
(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic					439,704		476,686	(36,982)
Manufacturing					111,393		88,249	23,144
Construction					8,813		10,000	(1,187)
Wholesale and retail					110,391		111,336	(945)
Finance and insurance					1,459		1,283	176
Real estate					30,171		33,141	(2,969)
Goods rental and leasing					9,335		1,876	7,458
Services					58,405		108,140	(49,734)
Other industries					15,899		17,732	(1,832)
Consumer					93,833		104,925	(11,092)
Overseas					212,203		156,371	55,832
Financial institutions					—		541	(541)
Commercial and industrial					211,851		149,784	62,067
Other					351		6,045	(5,694)
Total					651,907		633,058	18,849

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					49		585	(535)
Doubtful					2,275		3,219	(943)
Special Attention					—		2,258	(2,258)
Non Performing Loans (1)					2,325		6,063	(3,737)

Normal					4,186,844		4,721,027	(534,183)
Total					4,189,169		4,727,090	(537,920)

Non Performing Loans / Total					0.05%		0.12%	(0.07)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					2,325		4,532	(2,206)
Allowance for credit losses					—		393	(393)
Collateral, guarantees, etc.					2,325		4,138	(1,812)

Coverage ratio (2) / (1)					100.00%		74.74%	25.25%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	49		—		49		100.00%	100.00%
	[585	]	[84	]	[500	]	[100.00%]	[100.00%]
Doubtful	2,275		—		2,275		100.00%	100.00%
	[3,219	]	[22	]	[3,120	]	[22.60%]	[97.62%]
Special Attention	—		—		—		—	—
	[2,258	]	[286	]	[517	]	[16.44%]	[35.58%]
Total	2,325		—		2,325		100.00%	100.00%
	[6,063	]	[393	]	[4,138	]	[20.44%]	[74.74%]
Note: The upper figures are as of March 31, 2020. The lower figures with brackets are as of March 31, 2019. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic					2,325		6,063	(3,737)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					16		2,443	(2,426)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					2,309		3,619	(1,310)
Overseas					—		—	—
Financial institutions					—		—	—
Commercial and industrial					—		—	—
Other					—		—	—
Total					2,325		6,063	(3,737)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					0		0	—
Doubtful					3		4	(1)
Special Attention					—		119	(119)
Non Performing Loans (1)					3		124	(120)

Normal					12,281		13,959	(1,677)
Total					12,285		14,083	(1,798)

Non Performing Loans / Total					0.03%		0.88%	(0.85)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					2		4	(1)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					2		4	(1)

Coverage ratio (2) / (1)					79.42%		3.95%	75.46%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	0		—		0		—	100.00%
	[0	]	[—	]	[0	]		[100.00%]
Doubtful	3		—		2		—	79.00%
	[4	]	[—	]	[ 4	]		[100.00%]
Special Attention	—		—		—		—	—
	[119	]	[—	]	[—	]		[— ]
Total	3		—		2		—	79.42%
	[124	]	[—	]	[ 4	]		[3.95%]
Note: The upper figures are as of March 31, 2020. The lower figures with brackets are as of March 31, 2019.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2020 (A)		As of March 31, 2019 (B)	Increase (Decrease) (A) - (B)
Domestic					3		124	(120)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					—		119	(119)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					3		4	(1)
Total					3		124	(120)

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BK and TB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[119.2]		[1.9]	[0.7] (*1)	100.00%	i ) Bankrupt or De facto Bankrupt [121.9]	Loans to bankrupt borrowers [27.3]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [368.7]
Potentially Bankrupt Borrowers	[170.4]		[140.5]		51.66%	ii ) Doubtful [310.9]

Borrowers Requiring Caution (Special Attention Borrowers)	[221.2]				47.83%	iii ) Special Attention [221.2]	Accruing loans contractually past due 3 months or more [9.0]
							Restructured loans [212.1]

Borrowers Requiring Caution (Other Borrowers)						iv ) Normal [99,941.7]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i ) + ii ) + iii )
						654.2	617.3

						Total

						i ) + ii ) + iii ) + iv )
						100,595.9

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019 (A)	As of March 31, 2020 (B)	(B) - (A)
Assets newly categorized during fiscal 2016	156,527	66,294	45,674	26,295	(19,378)
Assets newly categorized during fiscal 2017		125,207	33,393	22,912	(10,480)
Assets newly categorized during fiscal 2018			178,183	27,831	(150,351)
Assets newly categorized during fiscal 2019				196,249

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2020
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	1,381
Reconstructive treatment	17,599
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	12,363
Write-offs	20,223
Others	168,264
Collection / Repayment	48,139
Upgrade	120,125

Total	219,833	36,576	183,257

Amount in process for disposition	111,129

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019 (A)	As of March 31, 2020 (B)	(B) - (A)
Assets newly categorized during fiscal 2016	1,872	643	380	229	(151)
Assets newly categorized during fiscal 2017		1,319	491	267	(223)
Assets newly categorized during fiscal 2018			1,067	381	(685)
Assets newly categorized during fiscal 2019				841

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2020
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	3
Others	3,662
Collection / Repayment	2,284
Upgrade	1,378

Total	3,665	787	2,878

Amount in process for disposition	110

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	66,575,675	(440,178)	67,015,853
Manufacturing	10,231,411	406,158	9,825,253
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	185,596	9,798	175,797
Construction	688,269	4,252	684,017
Utilities	1,917,785	(73,693)	1,991,478
Communication and information services	1,331,334	85,958	1,245,376
Transport and postal activities	2,206,901	4,095	2,202,806
Wholesale and retail	6,452,675	108,671	6,344,004
Finance and insurance	8,426,599	(951,254)	9,377,853
Real estate	8,728,317	(103,356)	8,831,673
Goods rental and leasing	2,451,721	276,832	2,174,889
Services	2,756,873	(53,583)	2,810,456
Municipal government	915,361	202,277	713,084
Other industries (including loans to the Japanese government)	20,282,827	(356,336)	20,639,163
Overseas offices and loans booked at offshore markets	26,123,546	257,028	25,866,517

Total	92,699,221	(183,149)	92,882,371

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	15,602,034	(315,719)	15,917,754
Housing loans	14,820,157	(301,777)	15,121,934
Residential purpose	12,941,284	(247,466)	13,188,751
Other	781,877	(13,942)	795,819
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	38,974,286	(147,307)	39,121,593
% to total domestic loans	58.54%	0.16%	58.37%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	62,442,054	362,793	62,079,261
Manufacturing	10,231,400	406,257	9,825,143
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	185,596	9,798	175,797
Construction	688,269	4,252	684,017
Utilities	1,872,785	(73,693)	1,946,478
Communication and information services	1,321,906	84,144	1,237,762
Transport and postal activities	2,186,064	5,695	2,180,369
Wholesale and retail	6,452,675	108,717	6,343,958
Finance and insurance	6,987,206	(474,748)	7,461,954
Real estate	8,723,619	30,992	8,692,626
Goods rental and leasing	2,451,721	276,832	2,174,889
Services	2,717,033	(44,340)	2,761,373
Municipal government	910,845	202,326	708,519
Other industries (including loans to the Japanese government)	17,712,935	(173,441)	17,886,376
Overseas offices and loans booked at offshore markets	25,816,240	17,515	25,798,724

Total	88,258,295	380,309	87,877,986

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	14,611,801	(103,613)	14,715,414
Housing loans	13,832,237	(90,307)	13,922,544
Residential purpose	11,954,507	(146,007)	12,100,514
Other	779,563	(13,306)	792,869
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	37,299,320	305,350	36,993,970
% to total domestic loans	59.73%	0.14%	59.59%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	3,773,787	(802,095)	4,575,883
Manufacturing	11	(99)	110
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	9,428	1,814	7,614
Transport and postal activities	837	(1,600)	2,437
Wholesale and retail	—	(46)	46
Finance and insurance	1,364,614	(484,258)	1,848,872
Real estate	2,400	(133,414)	135,814
Goods rental and leasing	—	—	—
Services	39,840	(9,243)	49,083
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	2,356,655	(175,250)	2,531,905
Overseas offices and loans booked at offshore markets	307,305	239,512	67,793

Total	4,081,093	(562,583)	4,643,676

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	984,787	(211,267)	1,196,055
Housing loans	982,480	(210,643)	1,193,124
Residential purpose	981,626	(100,729)	1,082,356
Other	2,306	(623)	2,930
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	1,439,431	(433,977)	1,873,408
% to total domestic loans	38.14%	(2.80)%	40.94%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Domestic offices (excluding loans booked at offshore markets)	359,832	(876)	360,708
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	45,000	—	45,000
Communication and information services	—	—	—
Transport and postal activities	20,000	—	20,000
Wholesale and retail	—	—	—
Finance and insurance	74,779	7,752	67,027
Real estate	2,298	(935)	3,233
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	4,516	(49)	4,565
Other industries (including loans to the Japanese government)	213,237	(7,645)	220,882
Overseas offices and loans booked at offshore markets	—	—	—

Total	359,832	(876)	360,708

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Total domestic consumer loans	5,445	(838)	6,284
Housing loans	5,438	(826)	6,265
Residential purpose	5,150	(729)	5,880
Other	7	(11)	19
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Outstanding amount	235,535	(18,680)	254,215
% to total domestic loans	65.45%	(5.02)%	70.47%

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Americas	9,722,581	117,307	9,605,273
United States of America	7,907,514	391,365	7,516,149
Canada	601,204	(86,217)	687,422
Brazil	571,297	31,057	540,239
Mexico	371,273	(92,129)	463,402
Others	271,290	(126,768)	398,059
Asia/Oceania	10,687,305	(252,905)	10,940,211
Hong Kong	2,283,528	(167,754)	2,451,282
China	1,561,564	231,076	1,330,487
Singapore	1,342,418	(121,153)	1,463,572
Australia	1,230,918	(129,335)	1,360,253
Indonesia	854,520	(185,028)	1,039,549
India	811,235	39,242	771,992
Malaysia	709,741	5,810	703,930
Taiwan	505,892	89,855	416,037
South Korea	398,172	(27,340)	425,512
New Zealand	336,380	2,172	334,208
Vietnam	236,991	26,441	210,550
Others	415,941	(16,892)	432,833
EMEA	7,940,797	7,294	7,933,502
United Kingdom	2,008,282	125,194	1,883,088
Netherlands	887,116	71,541	815,575
Saudi Arabia	602,368	5,043	597,325
Germany	537,783	1,280	536,502
France	415,418	(72,125)	487,543
Ireland	341,204	107,930	233,274
Switzerland	293,801	20,438	273,363
Luxembourg	261,839	41,663	220,176
UAE	248,943	(12,261)	261,204
Belgium	244,664	41,187	203,477
Turkey	209,468	(79,077)	288,545
Qatar	198,355	31,803	166,551
Italy	172,588	(54,106)	226,694
Russia	171,953	(1,691)	173,645
Poland	151,547	29,068	122,479
South Africa	134,953	(35,928)	170,882
Spain	105,509	(40,668)	146,177
Others	954,997	(171,998)	1,126,996

Total	28,350,684	(128,303)	28,478,987

Note:

MUAH (MUFG Americas Holdings Corporation), KS (Bank of Ayudhya Public Company Limited) and BDI (PT Bank Danamon Indonesia, Tbk.) have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
MUAH	9,515,440	89,466	9,425,973
KS	4,856,343	581,743	4,274,600
BDI	1,016,947	1,016,947	—

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	169,384,048	3,513,796	165,870,252
Deposits (average balance)	166,255,886	1,600,320	164,655,565
Loans (ending balance)	92,339,389	(182,273)	92,521,663
Loans (average balance)	91,531,796	(3,253,810)	94,785,607

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	158,248,564	5,377,890	152,870,674
Deposits (average balance)	154,468,309	3,745,983	150,722,326
Loans (ending balance)	88,258,295	380,309	87,877,986
Loans (average balance)	87,207,107	(2,256,446)	89,463,553

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deposits (ending balance)	11,135,484	(1,864,094)	12,999,578
Deposits (average balance)	11,787,576	(2,145,662)	13,933,238
Loans (ending balance)	4,081,093	(562,583)	4,643,676
Loans (average balance)	4,324,689	(997,363)	5,322,053

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	79,317,655	2,306,713	77,010,942
Corporations and others	66,585,553	1,547,035	65,038,517
Domestic deposits	145,903,208	3,853,749	142,049,459

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	72,414,615	2,641,240	69,773,375
Corporations and others	63,741,084	2,890,527	60,850,557
Domestic deposits	136,155,699	5,531,767	130,623,932

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Individuals	6,903,040	(334,526)	7,237,567
Corporations and others	2,844,468	(1,343,491)	4,187,959
Domestic deposits	9,747,508	(1,678,018)	11,425,527

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deferred tax assets	494.4	13.0	481.4
Allowance for credit losses	159.4	(8.5)	168.0
Write-down on investment securities	403.3	305.8	97.4
Unrealized losses on Available-for-sale securities	8.1	(2.4)	10.6
Reserve for retirement benefits	91.5	(6.0)	97.6
Reserve for contingent losses	17.4	(11.5)	29.0
Depreciation and Impairment losses	44.3	2.5	41.8
Devaluation on land upon merger	26.1	(1.8)	27.9
Other	172.4	39.6	132.8
Valuation allowance	(428.5)	(304.5)	(124.0)
Deferred tax liabilities	891.9	(53.1)	945.0
Unrealized gains on Available-for-sale securities	582.9	(135.9)	718.8
Net deferred gains on hedging instruments	145.7	62.5	83.1
Revaluation gains on securities upon merger	53.3	(4.0)	57.4
Gains on securities contributed to employees’ retirement benefits trust	45.2	0.0	45.1
Other	64.7	24.3	40.3
Net deferred tax assets	(397.5)	66.1	(463.6)

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2014	FY2015	FY2016	FY2017	FY2018	FY2019
Net operating profits before provision for general allowance for credit losses	931.4	888.1	666.9	554.3	388.4	395.2
Total credit costs	(70.7)	(103.4)	(25.4)	56.0	128.5	11.8
Income before income taxes	860.2	884.7	632.2	580.0	767.2	(535.9)
Reconciliation to taxable income	(12.6)	(113.3)	(86.2)	(156.0)	(500.2)	880.5
Taxable income	847.5	771.3	546.0	424.0	267.0	344.6

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Deferred tax assets	94.5	39.8	54.7
Net deferred losses on hedging instruments	48.8	33.9	14.8
Gains on securities related to employees’ retirement benefits trust	31.2	4.0	27.1
Write-down on investment securities	11.1	(0.1)	11.3
Depreciation and Impairment losses	9.3	(2.2)	11.6
Reserve for contingent losses	4.7	0.0	4.6
Other	19.1	2.3	16.7
Valuation allowance	(29.8)	1.8	(31.7)
Deferred tax liabilities	309.1	8.8	300.3
Unrealized gains on Available-for-sale securities	221.9	(1.0)	223.0
Reserve for retirement benefits	77.9	10.7	67.1
Other	9.2	(0.9)	10.1
Net deferred tax assets	(214.6)	31.0	(245.6)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2014	FY2015	FY2016	FY2017	FY2018	FY2019
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	190.4	193.0	181.4	162.1	144.5	142.3
Total credit costs	(0.4)	(0.2)	(22.5)	23.4	1.3	0.8
Income before income taxes	201.4	218.6	156.3	249.7	127.9	148.6
Reconciliation to taxable income	(40.4)	(68.1)	1.8	(69.5)	(79.2)	(39.9)
Taxable income	160.9	150.4	158.1	180.2	48.7	108.7

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Projected benefit obligation (reserve type)	(A)	2,335,331	16,613	2,318,718
Projected benefit obligation (non-reserve type)	(B)	82,084	28,015	54,068
Fair value of plan assets	(C)	3,043,075	(94,178)	3,137,254
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(625,659)	138,807	(764,467)
Net defined benefit liability		86,547	27,006	59,540
Net defined benefit asset		(712,206)	111,801	(824,007)
(2) Net periodic cost of retirement benefits
		(in millions of yen)
		For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans		(26,645)	(48,012)	21,367
Service cost		64,791	2,362	62,428
Interest cost		29,558	(182)	29,741
Expected return on plan assets		(109,356)	1,310	(110,667)
Amortization of unrecognized prior service cost		(5,573)	550	(6,124)
Amortization of unrecognized net actuarial loss		(20,393)	(56,842)	36,448
Other		14,327	4,787	9,540

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2020
Discount rates	Domestic consolidated subsidiaries	0.00% ~ 0.67%
	Overseas consolidated subsidiaries	1.50% ~ 8.70%
Expected return	Domestic consolidated subsidiaries	1.40% ~ 4.10%
	Overseas consolidated subsidiaries	1.50% ~ 8.50%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Projected benefit obligation	(A)	1,442,240	(34,348)	1,476,588
Discount rates		(0.5% ~ 0.6%)		(0.4% ~ 0.6%)
Fair value of plan assets	(B)	1,783,825	(123,488)	1,907,313
Prepaid pension cost	(C)	362,724	65,084	297,639
Reserve for retirement benefits	(D)	5,664	(402)	6,067
Total amount unrecognized	(A) - (B) + (C) - (D)	15,474	154,627	(139,152)
Unrecognized net actuarial loss		18,455	152,790	(134,335)
Unrecognized prior service cost		(2,980)	1,836	(4,817)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Net periodic cost of retirement benefits		(16,011)	(42,667)	26,656
Service cost		35,729	30	35,698
Interest cost		10,647	(2,211)	12,859
Expected return on plan assets		(47,993)	(812)	(47,181)
Amortization of unrecognized prior service cost		(1,830)	6	(1,836)
Amortization of unrecognized net actuarial loss		(29,455)	(44,270)	14,814
Other		16,890	4,589	12,301

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2020 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2019 (B)
Projected benefit obligation	(A)	336,648	(2,899)	339,548
Discount rates		(0.4% ~ 0.6%)		(0.4% ~ 0.6%)
Fair value of plan assets	(B)	613,232	(36,846)	650,079
Prepaid pension cost	(C)	374,419	34,964	339,455
Reserve for retirement benefits	(D)	757	(292)	1,050
Total amount unrecognized	(A) - (B) + (C) - (D)	97,077	69,203	27,874
Unrecognized net actuarial loss		95,070	69,428	25,641
Unrecognized prior service cost		2,007	(225)	2,232

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2020 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2019 (B)
Net periodic cost of retirement benefits		(19,335)	(11,882)	(7,453)
Service cost		6,846	110	6,735
Interest cost		1,892	(560)	2,452
Expected return on plan assets		(27,021)	249	(27,270)
Amortization of unrecognized prior service cost		225	—	225
Amortization of unrecognized net actuarial loss		(1,569)	(11,431)	9,861
Other		291	(251)	542

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Assets:
Cash and due from banks	59,746,754	62,272,588
Call loans	252,844	593,434
Receivables under resale agreements	1,866,300	9,870,103
Monetary claims bought	4,612,969	3,824,545
Trading assets	4,643,224	6,834,573
Money held in trust	27,671	50,987
Securities	48,739,675	50,781,265
Loans and bills discounted	87,877,986	88,258,295
Foreign exchanges	1,900,228	1,438,965
Other assets	7,769,316	8,319,339
Tangible fixed assets	851,214	792,725
Intangible fixed assets	405,029	461,508
Prepaid pension costs	297,639	362,724
Customers’ liabilities for acceptances and guarantees	6,951,006	6,236,398
Allowance for credit losses	(344,871)	(308,908)

Total assets	225,596,992	239,788,548

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Liabilities:
Deposits	152,870,674	158,248,564
Negotiable certificates of deposit	6,943,221	5,301,960
Call money	78,172	1,206,809
Payables under repurchase agreements	12,079,598	13,847,974
Payables under securities lending transactions	532	19,429
Commercial papers	1,341,534	1,524,439
Trading liabilities	2,631,051	2,948,964
Borrowed money	20,551,571	28,952,597
Foreign exchanges	2,911,717	3,059,394
Bonds payable	2,170,606	1,854,358
Other liabilities	5,435,991	6,185,088
Reserve for bonuses	27,470	30,424
Reserve for bonuses to directors	115	144
Reserve for stocks payment	4,931	5,014
Reserve for retirement benefits	6,067	5,664
Reserve for loyalty award credits	1,310	1,412
Reserve for contingent losses	103,747	57,015
Deferred tax liabilities	463,656	397,510
Deferred tax liabilities for land revaluation	110,060	103,409
Acceptances and guarantees	6,951,006	6,236,398

Total liabilities	214,683,037	229,986,579

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,832,259	2,932,893
Revenue reserve	190,044	190,044
Other retained earnings	3,642,215	2,742,849
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	2,921,586	2,022,220
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,776,793	7,877,427

Net unrealized gains (losses) on available-for-sale securities	1,735,268	1,391,751
Net deferred gains (losses) on hedging instruments	189,167	329,943
Land revaluation excess	212,725	202,845

Total valuation and translation adjustments	2,137,161	1,924,541

Total net assets	10,913,954	9,801,968

Total liabilities and net assets	225,596,992	239,788,548

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Ordinary income	3,568,249	3,661,200
Interest income	2,314,864	2,058,262
Interest on loans and bills discounted	1,495,995	1,350,390
Interest and dividends on securities	492,077	425,875
Fees and commissions	606,936	590,052
Trading income	10,655	12,944
Other operating income	267,735	764,142
Other ordinary income	368,057	235,798
Ordinary expenses	2,943,785	3,202,016
Interest expenses	1,303,805	1,240,473
Interest on deposits	419,000	463,740
Fees and commissions	176,430	184,038
Trading expenses	1,801	470
Other operating expenses	182,795	454,171
General and administrative expenses	1,174,102	1,135,275
Other ordinary expenses	104,848	187,587

Ordinary profits	624,464	459,184

Extraordinary gains	179,490	21,197
Extraordinary losses	36,681	1,016,308

Income (loss) before income taxes	767,273	(535,927)

Income taxes - current	78,258	96,429
Income taxes - deferred	25,799	20,716

Total taxes	104,057	117,145

Net income (loss)	663,215	(653,072)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Assets:
Cash and due from banks	13,087,180	11,162,691
Call loans	26,136	90,970
Receivables under resale agreements	—	700,967
Receivables under securities borrowing transactions	143,486	118,575
Monetary claims bought	113,856	143,684
Trading assets	504,804	587,323
Money held in trust	114,048	130,360
Securities	13,755,938	12,369,912
Loans and bills discounted	4,643,676	4,081,093
Foreign exchanges	61,374	87,154
Other assets	698,373	963,619
Tangible fixed assets	137,455	128,874
Intangible fixed assets	71,974	77,920
Prepaid pension costs	339,455	374,419
Customers’ liabilities for acceptances and guarantees	18,760	18,812
Allowance for credit losses	(2,712)	(1,462)

Total assets	33,713,809	31,034,919

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Liabilities:
Deposits	12,999,578	11,135,484
Negotiable certificates of deposit	2,324,711	2,203,473
Call money	12,858	—
Payables under repurchase agreements	5,302,674	5,511,235
Commercial papers	775,752	456,924
Trading liabilities	44,933	42,670
Borrowed money	1,113,981	1,664,830
Foreign exchanges	41,353	44,956
Bonds payable	621,573	418,160
Due to trust accounts	7,725,909	6,703,133
Other liabilities	401,921	549,934
Reserve for bonuses	4,608	4,763
Reserve for bonuses to directors	97	104
Reserve for stocks payment	3,786	3,765
Reserve for retirement benefits	1,050	757
Reserve for contingent losses	15,272	15,470
Deferred tax liabilities	245,612	214,601
Deferred tax liabilities for land revaluation	4,232	4,232
Acceptances and guarantees	18,760	18,812

Total liabilities	31,658,668	28,993,311

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,083,418	1,152,423
Revenue reserve	73,714	73,714
Other retained earnings	1,009,704	1,078,709
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	870,499	939,504
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,563,668	1,632,673

Net unrealized gains (losses) on available-for-sale securities	526,178	519,790
Net deferred gains (losses) on hedging instruments	(34,115)	(110,579)
Land revaluation excess	(590)	(276)

Total valuation and translation adjustments	491,472	408,934

Total net assets	2,055,140	2,041,608

Total liabilities and net assets	33,713,809	31,034,919

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Ordinary income	732,794	704,295
Trust fees	99,258	104,361
Interest income	406,442	347,208
Interest on loans and bills discounted	56,557	39,560
Interest and dividends on securities	268,366	243,591
Fees and commissions	123,718	131,739
Trading income	27,445	9,537
Other operating income	27,979	59,800
Other ordinary income	47,950	51,647
Ordinary expenses	618,275	553,718
Interest expenses	272,445	234,807
Interest on deposits	36,218	28,158
Fees and commissions	32,577	36,723
Trading expenses	23	220
Other operating expenses	54,304	49,234
General and administrative expenses	192,226	188,533
Other ordinary expenses	66,698	44,198

Ordinary profits	114,519	150,577

Extraordinary gains	21,196	2,793
Extraordinary losses	7,812	4,696

Income before income taxes	127,903	148,674

Income taxes - current	15,659	32,019
Income taxes - deferred	17,108	3,573

Total taxes	32,767	35,593

Net income	95,135	113,081

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Assets:
Loans and bills discounted	360,708	359,832
Securities	58,002,805	57,931,822
Beneficiary rights to the trust	79,369,495	87,938,640
Securities held in custody accounts	3,367,036	3,798,591
Monetary claims	18,475,973	22,272,297
Tangible fixed assets	14,466,100	15,875,747
Intangible fixed assets	134,221	135,543
Other claims	3,414,876	3,759,125
Call loans	1,062,298	1,147,427
Due from banking account	9,531,008	8,980,934
Cash and due from banks	5,860,812	5,284,528

Total	194,045,337	207,484,491

Liabilities:
Money trusts	25,237,376	25,711,403
Pension trusts	11,957,774	11,700,334
Property formation benefit trusts	7,528	6,842
Investment trusts	84,634,927	92,086,729
Money entrusted other than money trusts	4,088,974	4,939,720
Securities trusts	5,528,493	6,631,349
Monetary claim trusts	17,364,307	20,301,045
Equipment trusts	80,967	90,563
Land and fixtures trusts	43,889	42,300
Composite trusts	45,101,098	45,974,200

Total	194,045,337	207,484,491

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 1,504 millions of yen as of March 31, 2019 and 850,748 millions of yen as of March 31, 2020.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Assets:
Loans and bills discounted	14,083	12,285
Securities	62,808	59,190
Other	7,555,920	6,673,143

Total	7,632,813	6,744,620

Liabilities:
Principal	7,617,688	6,744,156
Allowance for bad debts	42	36
Other	15,082	426

Total	7,632,813	6,744,620

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2019	As of March 31, 2020
Total funds	52,526,969	50,757,539

Deposits	12,999,578	11,135,484
Negotiable certificates of deposit	2,324,711	2,203,473
Money trusts	25,237,376	25,711,403
Pension trusts	11,957,774	11,700,334
Property formation benefit trusts	7,528	6,842

Loans and bills discounted	5,004,385	4,440,926

Banking account	4,643,676	4,081,093
Trust account	360,708	359,832

Investment securities	71,758,743	70,301,735

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.